Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

22 March 2018

IMMUTEP COMMENCES PATIENT DOSING IN ADDITIONAL TACTI-MEL COHORT

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”) has announced the initiation of patient dosing in the new cohort of the TACTI-mel (Two ACTive Immunotherapies in melanoma) Phase 1 clinical trial. This clinical study is evaluating the combination of Immutep’s lead immunotherapy product candidate eftilagimod alpha (“efti” or “IMP321”) with pembrolizumab (KEYTRUDA®) in unresectable or metastatic melanoma patients in Australia.

The additional cohort consists of six patients that will receive 30 mg of efti in combination with pembrolizumab starting at cycle one of pembrolizumab. Patients will be treated for up to 12 months. Yesterday the first patient in this cohort received their first dose of the two drugs. Safety assessment is the main objective of this study.

“This additional cohort of the ongoing TACTI-mel clinical trial is very important to the clinical development of efti, especially in the light of our new collaboration study announced on 12th of March 2018, as we are now dosing efti at cycle one in combination with KEYTRUDA® with the highest dose and for a 12-month duration,” said Dr. Frédéric Triebel, Immutep’s Chief Scientific Officer and Chief Medical Officer. “We look forward to presenting additional data from the TACTI-mel study during the middle of this calendar year as we hope it will further support our hypothesis that combining an antigen-presenting cell activator (efti) with a checkpoint inhibitor (KEYTRUDA®) results in a therapeutic synergy and a potential benefit over checkpoint inhibitor monotherapy.”

About TACTI-mel

The ongoing TACTI-mel Phase I clinical trial is a multi-centre, open-label, dosing escalating (1, 6 or 30 mg of efti) study evaluating the combination of efti with pembrolizumab (for 6 months, starting at cycle 5) in unresectable or metastatic melanoma patients that have had either a suboptimal response or had disease progression with pemobrolizumab monotherapy. Each cohort of the study is comprised of six patients. As previously reported in December 2017, the last patient of the third cohort (30 mg) has been dosed, bringing the total number of patients recruited and dosed in the trial to 18. Preliminary data from the 1 and 6 mg cohorts were presented at the Society for Immunotherapy of Cancer (SITC) 2017 Annual Meeting in November 2017. As reported at SITC, anti-tumour activity (tumour reduction) was observed in 7/12 patients (58%) in the first two cohorts of the study. Prior to treatment with efti, all of these patients had either a suboptimal response or had disease progression when treated with pembrolizumab monotherapy. The TACTI-mel trial was expanded with the addition of a new cohort in February 2018.

About Eftilagimod Alpha

Eftilagimod alpha (“efti” or “IMP321”), a LAG-3Ig fusion protein, is a MHC class II agonist that activates antigen-presenting cells (“APCs”) such as dendritic cells and monocytes (primary target cells) and then CD8 T-cells (secondary target cells). The activation of the dendritic cell network and the subsequent T cell recruitment at the tumour site with efti may lead to stronger anti-tumor CD8 T cell responses than observed with checkpoint inhibitor monotherapy, as in the case of the TACTI-mel (Two ACTive Immunotherapies in melanoma) Phase I clinical trial (clinicaltrials.gov identifier NCT02676869). In combination with chemotherapy, the activation of the APC network with efti the day after injection of a single agent chemotherapy may lead to stronger cytotoxic cellular responses associated with an improved long-term Th1 (IFN-g) immune status, both parameters being essential for a potent immune response against the tumour, as in the case of the AIPAC (Active Immunotherapy PAClitaxel) Phase IIb clinical trial (clinicaltrials.gov identifier NCT02614833).

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti, alone or in combination with other therapeutics, has completed early Phase II trials as an APC activator boosting T cell responses for cancer chemo-immunotherapy. Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com